December 30, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Donald F. Delaney
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Delaney:

RE:          United States Antimony Corporation Form 10-K
Filed March 30, 2010
Forms 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 13, 2010
File No. 001-08675

Set forth herein are United States Antimony Corporation’s (the “Company”) responses to the comments contained in the comment letter from Ethan Horowitz, Branch Chief, Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated December 16, 2010, with respect to the Company’s Form 10-K, filed with the Commission March 30, 2010 and the Company’s Forms 10-Q for Fiscal Quarter Ended June 30, 2010, filed with the Commission August 13, 2010.

For your convenience, the Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Form 10-K

Engineering Comments:

General:

1.	We note your response to our previous comment numbers 8, 9, and 10. Please disclose the requested information for your Mexican operations, in addition to your U.S. operations.

RESPONSE:

MINE PROPERTIES
LOS JAUREZ GROUP.

USAC holds three properties that are collectively called the “Los Juarez” property in Coahuila as follows:

1.
San Miguel I and II are being purchased by a USAC subsidiary named Antimonio de Mexico, S. A. de C. V (“AM”) for US$1,480,500. To date the Company has paid $612,891.32. The property consists of 40 hectares.

2.	San Juan I and II are concessions owned by AM and include 466 hectares.

3.
San Juan III is held by a lease Agreement by AM in which the Company will pay a 10% royalty based on the net smelter returns from another USAC Mexican subsidiary named United States Antimony Mexico, S. A. de C. V. (“USAMSA”). It consists of 214 hectares.

The concessions are contiguous and collectively constitute 720 hectares. The claims are accessed by roads that lead to highways.

CONSEJO DE RECURSOS MINERALES MONOGRAFIAS GEOLOGICO-MINERAS

ESTADO DE QUERETARO

100°30'
100°00'
99°30'
99°00'
21°30'
21°00'
20°30'
20°00'
SAN LUIS POTOSI
GUANAJUATO
HIDALGO
MICHOACAN
EDO. DE MEXICO
A RIOVERDE
ARROYO SECO
A CD. VALLES
Soyatal
JALPAN DE SERRA
PINAL DE AMOLES
LANDA DE MATAMOROS
RIO BLANCO
PEÑA MILLER
SAN JOAQUIN
TOLIMAN
VIZARRON
MACONI
Los Juarez (coahuila)
A S.L.POTOSI
A S. MIGUEL DE ALLENDE
COLON
CADEREYTA DE MONTES
EZEQUIEL MONTES
EL MARQUES
QUERETARO
CELAYA (CUOTA)
CELAYA (LIBRE)
CORREGIDORA
TEQUISQUIAPAN
PEDRO ESCOBEDO
S.J.DEL RIO
HUIMILPAN
A ACAMBARO
A IXMIQUILPAN
A MEXICO
A TOLUCA
A ACULCO
A MORELIA
AMEALCO
SOLIS
FUENTE: QUERETARO MAPA DE CARRETERAS S.C.T. (1991)
0 10 30 50 km
ESCALA
EXPLICACION
AUTOPISTA
CARRETERA FEDERAL
CARRETERA ESTATAL
CAMINOS DE TERRACERIA
VIA DE FERROCARRIL
AEROPUERTO NACIONAL
AEROPISTA

FIGURA 3. VIAS DE COMUNICACIONES

Part of the USAC Mexican property including San Miguel I and II and part of San Juan III was originally drilled by Penoles in 1970 when antimony metal prices were high. They did not proceed with the property due to the complex metallurgy of antimony. Subsequently, the Mexican Government did additional work and reported a reserve of 1,000,000 metric tons (mt) grading 1.8% antimony and 8.1 ounces of silver per metric ton (opmt) in Consejo de Recursos  Minerales (Publicacion M-4e). However, the Securities and Exchange Commission does not recognize this report, and the Company claims no reserves. Their report is as follows:

CONSEJO DE RECURSOS MINERALES MONOGRAFIAS GEOLOGICO-MINERAS

ESTADO DE QUERETARO

A VIZARRON
BRECHA MINERALIZADA
BRECHA MINERALIZADA
BRECHA MINERALIZADA
EXPLICACION
BRECHA SILICIFICADA Y MINERALIZADA
CALIZA SILICIFICADA
CALIZA EL DOCTOR
CONTACTO GEOLOGICO
RUMBO Y ECHADO
OBRA MINERA
TAJO
POZO DE PROSPECCION
ZANJA
CAMINO DE TERRACERIA
ESCALA

FIGURA 34. AREA MINERALIZADA COAHUILA

The mineralized zone is a classic manto-type deposit in the Cretaceous El Doctor Limestone. The mineralization is confined to a silicified breccia zone that is probably a low angle thrust fault. The manto strikes north 70 degrees west and dips to the north at about 20 degrees. The manto is concordant with the bedding. On the west (San Miguel I and II) most of the manto is covered down dip to the north; on the east end (San Juan I and II) the manto forms a dip slope that is exposed. The silicified breccia is resistant to erosion and supports the ridge.

The dimensions of the manto are still conjectural. However, the strike length appears to be more than 4,500 meters. On the west end, the manto is exposed in a narrow band, but exposures in shafts, an open pit, and comparison to the manto on the east end indicate a potential width of 250 meters or more. At this point the northern down-dip extension of the manto is not visible. The thickness is 8 meters in an open pit. However, the thickness of the manto is irregular.

At the USAC (ADM) discovery at San Juan I and II, the Ejido of Los Juarez, on the east end of the mineralized zone there are numerous trenches, surface workings, and prospects throughout the Ejido. The manto is much better exposed here, and it constitutes a dip slope with a resistant pediment gravel. There is no published report on it although the inhabitants are completely aware of the mineralization. Rock fences, houses and roads have been built with the mineralization.

The mineralization is typically very fine-grained stibnite with silver and minor amount of gold.  It is primarily sulfide in nature due to its encapsulation in silica. This affords it recoverable by flotation methods unlike many Mexican deposits that contain oxides.

The mining for many years will be by open pit methods. Eventually it will be by underground methods to the north where the zone dips faster than the topography. The deeper part of the manto would be accessed by short cross-cuts with strike drifts in the foot wall. Higher-level strike-drifts can be accessed by more cross cuts or from lower cross cuts driven below the manto with ore passes from the higher strike drifts. Stoping would be done with slushers and haulage would be performed by LHD equipment.  Initially, it appears that selective mining methods will be necessary with jack-legs, air tracks, or jumbos. By taking lower grades, bulk-mining methods could be utilized.

At the present time, mineralized rock is being hand-sorted for the flotation mill, a powder magazine is being built, and the haul road has been resurfaced. Surface overburden has been removed in the mine areas.

SOYATAL MINING DISTRICT, PINAL DE AMOLES, QUERETARO, MEXICO

USAC through USAMSA also holds a Supply Agreement with Pinar de Amores S. A. de C. V. on 4 concessions in the Soyatal Mining District in the State of Queretaro totaling 283 hectares. The concessions are the Chihuahua and three Fox-1’s. Reportedly, the

Soyatal District was the third largest producer of antimony in Mexico. U. S. Geological Survey Bulletin 960-B, 1948, Donald E. White, Antimony Deposits of Soyatal District state of Queretaro, Mexico records the production from 1905-1943 at 25,000 tons of antimony metal content. In 1942, the mines produced ore containing 1,737 tons of metal, and in 1943, they produced ore containing 1,864 tons of metal. This mining was performed primarily all hand labor with no compressors, trammers, and the ore was transported by mules in sacks to the railroad. Recoveries were less than 40% of the values. Mining continued throughout World War II.

White remarks p. 84 and 85”
“In the Soyatal Mines, as in practically all antimony mines, it is difficult to estimate the reserves, for the following reasons. (1) The individual deposits are so extremely irregular in size, shape, and grade that the amount of ore in any one of them is unknown until the ore has been mined. (2) As only the relatively high grade shipping ore is recovered, the ore bodies are not systematically sampled and assayed……………………The total reserves are thus unknown and cannot be estimated accurately, but they probably would suffice to maintain a moderate degree of activity in the district for at least 10 years. The mines may even contain enough ore to equal the total past production.”

USAMSA does not claim any reserves at Soyatal. However, hand sorted rock is being mined and purchased by USAMSA according to a schedule for direct shipping ore.

USAMSA FLOTATION MILL, QUEREARO, MEXICO.

A flotation mill was completed at San Antonio de la Cal in the Municipio of Toliman. All of the permits to construct and operate the plant were obtained. The Governor of the State of Queretaro then said that he would not allow the plant to operate due to the designation of a nearby area as a UNESCO World Heritage site. The plant has a capacity of 150 metric tons per day. It includes a 10” x 36” jaw crusher, 4’ x 8’ double deck screen, 29” cone crusher, 8’ x 48” Hardinge type ball mill, 8 No 24 Denver sub A tyope flotation machines, 8’ disc filter, front end loaders, tools and other equipment. Presently, USAC is locating another mill site in the neighboring State of Guanajuato to move the plant. The plant will be used for the processing of rock from Los Juarez, Soyatal, and other properties..

USAMSA SMELTER, ESTACION MADERO, PARRAS DE LA FUENTE, COAHUILA, MEXICO.

USAC through its wholly owned subsidiary, USAMSA, owns and operates a smelting facility at Estacion Madero in the Municipio of Parras de la Fuente, Coahuila, Mexico. The property includes 13.48 hectares. Three furnaces are operating and a fourth furnace is being permitted. Other equipment includes cooling ducting, dust collectors, scrubber, laboratory, warehouse, slag vault, stack, jaw crusher, screen, hammer mill, and a 3.5’ x 8’ rod mill. The plant has a capacity of 40 to 100 tons per month depending on the grade of the feed, but after the No,. 4 furnace has been installed the plant capacity will be more than 200 tons per month of feed. Currently, crude antimony oxide is being made, but the plant has the ability of making metal. Concentrates and hand-sorted rock from Newfoundland, Peru, Honduras, Mexico, and other areas is being processed. The crude oxide is shipped to the Montana plant to produce finished oxide. Access to the plant is by road and railroad. Following are location maps:

2.  We note: you disclose information regarding 3 patented mill site claims that are presently being challenged by the U.S Forest Service and a 3% royalty that is being challenged in court. Please expand your disclosure to include a detailed. description of these two disputes and the potential impact of these disputes on your business, pending their outcome. Include risk factors to address these disputes if necessary.

RESPONSE:

PATENTED CLAIMS, MONTANA.

The Company has been paying Sanders County property taxes on 3 patented mill site claims in the  Burns Mining District of Montana since 1969 when the Company purchased the original block of claims. USAC was the registered owner of the claims at the Sanders County Courthouse.  The claims include the Station Mill Site (4.994 acres), Excelsior Mill Site (4.972 acres), and the Mammoth Mill Site (5.000 acres) Patent Survey No. 9190 A. We discovered that the BLM cancelled the patents on 12 January2000 because “the claims were not filed with the BLM in accordance with the FLPMA and are deemed to be abandoned and void by operation of law.” Neither USAC nor the Sanders County Court House were ever notified of this decision and we continue to pay taxes. We do not believe that this taking is valid.  It does not have a substantial impact on the Company.

3% ROYALTY.

Bear River Zeolite, Co., Inc. discovered that it was paying a 3% royalty on the zeolite production to Nick Raymond and George Desborough that also included the packaging and trucking. The contract that we had with the two royalty holders specifically said that the royalty was to be paid on “zeolite sales”. USAC made adjustments for what Company had over paid. Subsequently, Desborough and Raymond filed a lawsuit in the District Court of the Sixth Judicial District of the State of Idaho, in and for the County of Franklin to make USAC pay the royalty on the zeolite, packaging, and trucking. USAC has filed for a summary judgment to pay the royalty on the “zeolite” only. Should USASC loose, the Company will have to continue to pay the 3% royalty on everything.  Should USAC prevail, the Company will realize a savings.

Sincerely,

UNITED STATES ANTIMONY CORPORATION

John Lawrence, President